Filed Pursuant to Rule 433
Registration Number 333-166578

NEWS RELEASE

FOR IMMEDIATE RELEASE

November 4, 2010

CAPITOL FEDERAL FINANCIAL ANNOUNCES PRELIMINARY FISCAL YEAR 2010 RESULTS

Topeka, KS – Capitol Federal Financial (Nasdaq: CFFN) (the “Company”) today announced that completion of its fiscal year end reports has been delayed due to the necessary allocation of resources to prepare and file an updated registration statement in connection with its pending second-step conversion.  The Company’s annual report on Form 10-K for the fiscal year ended September 30, 2010 will be timely filed with the Securities and Exchange Commission on or about November 29, 2010 and posted on its website, http://ir.capfed.com.

Net income for the fiscal year ended September 30, 2010 is expected to be slightly higher than fiscal 2009.  For the fourth fiscal quarter ended September 30, 2010, the Company expects net income to be approximately 8% lower than the third fiscal quarter of 2010, primarily due to an increase in other expenses.  The ratios of non-performing loans to total loans and non-performing assets to total assets are expected to remain generally consistent with June 30, 2010 levels.  The Company intends to issue a detailed press release on its results of operations for the quarter and fiscal year ended September 30, 2010 as soon as practical.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company’s market area, changes in policies by regulatory agencies and other governmental initiatives affecting the financial services industry, fluctuations in interest rates, demand for loans in the Company’s market area, the future earnings and capital levels of Capitol Federal Savings Bank, which would affect the ability of the Capitol Federal Financial to pay dividends in accordance with its dividend policies, competition, and other risks detailed from time to time in Capitol Federal Financial’s SEC reports.  Actual strategies and results in future periods may differ materially from those currently expected.  These forward-looking statements represent Capitol Federal Financial’s judgment as of the date of this release.  Capitol Federal Financial disclaims, however, any intent or obligation to update these forward-looking statements.

A registration statement relating to securities of Capitol Federal Financial, Inc. has been filed with the SEC. This news release is not an offer to sell or the solicitation of an offer to buy common stock, which is made only pursuant to a prospectus, nor shall there be any sale of common stock in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the securities laws of any such state. The shares of common stock are not savings accounts or savings deposits, may lose value and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

For further information contact:
Jim Wempe	Kent Townsend
Vice President, Investor Relations	Executive Vice President and Chief Financial Officer
700 S Kansas Ave.	700 S Kansas Ave.
Topeka, KS 66603	Topeka, KS 66603
(785) 270-6055	(785) 231-6360
jwempe@capfed.com	ktownsend@capfed.com